EXHIBIT 99.4

CERTIFICATION

I, Greg Fenton, Chief Executive Officer of Zentek Ltd., certify that:

1.	I have reviewed this Amendment No. 1 to the Annual Report on Form 40-F of Zentek Ltd.; and

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: July 17, 2024

By: /s/ Greg Fenton
Name: Greg Fenton
Title: Chief Executive Officer